EXHIBIT 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Found Gold Corp. (“New Found Gold” or the “Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2.	Date of Material Change

September 4, 2025

Item 3.	News Release

A news release announcing the material change was disseminated on September 5, 2025, and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On September 4, 2025, Maritime Resources Corp. (“Maritime”) and the Company entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Maritime (the “Maritime Shares”) by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Transaction”).

Pursuant to the terms of the Arrangement Agreement, Maritime shareholders (“Maritime Shareholders”) will receive 0.75 of a common share of the Company (each whole share, a “Common Share”) for each Maritime Share held.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

On September 4, 2025, Maritime and the Company entered into the Arrangement Agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding Maritime Shares by way of the Plan of Arrangement.

Pursuant to the terms of the Arrangement Agreement, Maritime Shareholders will receive 0.75 of a Common Share for each Maritime Share held (the “Exchange Ratio”). All outstanding Maritime stock options will be canceled and exchanged for the Company’s options exercisable for Common Shares and all outstanding Maritime warrants will become exercisable for Common Shares, with the number of Common Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. Upon completion of the Transaction, existing Maritime Shareholders will own approximately 31% of the Company.

The Transaction requires the approval of at least: (i) 66⅔% of the votes cast by Maritime Shareholders at the annual general and special meeting of Maritime Shareholders to be called by Maritime to approve the Transaction (the “Maritime Meeting”); (ii) 66⅔% of the votes cast by Maritime Shareholders and holders of options voting together as a single class; and (iii) if required, a simple majority of the votes cast that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Each of the directors and senior officers of Maritime, Dundee Resources Limited, Eric Sprott and SCP Resource Partners representing in aggregate approximately 49% of the issued and outstanding Maritime Shares, have entered into voting and support agreements with the Company and have agreed to vote in favour of the Transaction at the Maritime Meeting in accordance with those agreements. The Company’s shareholders are not required to approve this Transaction.

In addition to Maritime Shareholder, optionholder and court approvals, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature, including receipt of customary stock exchange approvals. The Arrangement Agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a termination fee of C$13 million is payable to the Company by Maritime in certain circumstances (including if the Arrangement Agreement is terminated in connection with Maritime pursuing a Superior Proposal, as defined in the Arrangement Agreement). The Arrangement Agreement also includes reciprocal expense reimbursement obligations requiring a payment of C$2 million if the Arrangement Agreement is terminated because of a breach or if the Maritime Shareholders do not approve the Transaction. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement.

Subject to the satisfaction of customary closing conditions, including the parties obtaining the requisite regulatory approvals, the Transaction is expected to be completed in the fourth quarter of 2025. The Maritime Shares are expected to be delisted from the TSX Venture Exchange (the “TSXV”) after closing of the Transaction.

The Board of Directors of Maritime (the “Maritime Board”), in consultation with its senior management and financial and legal advisors, unanimously determined that the Transaction is in the best interests of Maritime and fair to Maritime Shareholders, unanimously approved the Transaction and recommends that Maritime Shareholders vote in favour of the Transaction at the Maritime Meeting. Upon closing of the Transaction, it is anticipated that a director of Maritime will join the Company’s board.

SCP Resource Finance and Canaccord Genuity Corp. have each provided an opinion to the Maritime Board stating that, based upon and subject to the various assumptions, limitations, qualifications and scope of review set forth therein, the consideration to be received by Maritime Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Maritime Shareholders.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by the Company and Maritime under their respective profiles on SEDAR+ at www.sedarplus.ca. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the Maritime Board and how Maritime Shareholders and optionholders can participate in and vote at the Maritime Meeting to be held to consider the Transaction will be provided in the management information circular for the Maritime Meeting which will also be filed at www.sedarplus.ca.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Keith Boyle

Chief Executive Officer

Tel: (416) 910 4653

info@newfoundgold.ca

Item 9.	Date of Report

September 15, 2025

Forward-Looking Information

This material change report contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to completion of the Transaction by way of the Plan of Arrangement and the anticipated timing thereof; pro forma ownership of the combined entity; benefits to Maritime Shareholders; the Maritime Meeting and the anticipated timing thereof; the satisfaction of closing conditions, including receipt of customary stock exchange approvals; the delisting of the Maritime Shares on the TSXV and the anticipated timing thereof; the composition of the New Found Gold board following completion of the Transaction; the assessment of the merits of the Transaction; and the timing of the filing of the management information circular for the Maritime Meeting on SEDAR+. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "encouraging", "pending", "potential", "goal", "objective", "opportunity", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the Transaction will not be approved by the Maritime Shareholders; the failure to, in a timely manner, or at all, obtain the required court approval for the Transaction, the failure of the Company and Maritime to otherwise satisfy the requisite conditions to complete the Transaction, the possibility that the Arrangement Agreement may be terminated by one or both of the Company and Maritime; the effect of the announcement of the Transaction on each of the Company and Maritime’s strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation that could prevent or hinder the completion of the Transaction; other customary risks associated with transactions of this nature; assumptions in respect of current and future market conditions; risks associated with the Company and Maritime’s ability to complete their planned studies and programs and the results and timing thereof; possible accidents and other risks associated with mineral exploration operations; the risk that the Company and Maritime will encounter unanticipated geological factors; risks associated with the interpretation of exploration, drilling and assay results; the possibility that the Company and Maritime may not be able to secure permitting and other governmental clearances necessary to carry out the stated exploration plans; the risk that the Company and Maritime will not be able to raise sufficient funds to carry out their business plans; and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company and Maritime’s business and prospects.The reader is urged to refer to New Found Gold's Annual Information Form and each of the Company and Maritime's Management's discussion and Analysis, all of which are made publicly available through the respective company’s profiles on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.